May 13, 2005

VIA FACSIMILE

Adam F. Halper, Esquire
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

      RE:   USA Technologies, Inc.
            Form S-1 filed April 14, 2005
            File No. 333-124078

Dear Mr. Halper:

         This office represents USA Technologies, Inc. (the "Company"). In order to expedite your review of the above-captioned registration statement, we have attached to this letter the Company's proposed response letter to the Staff's letter of May 12, 2005, and have attached the changed pages of the registration statement which have been manually marked to reflect the proposed changes from the original filing.

         As I indicated to you yesterday, the Company would like the registration statement to be declared effective today. Therefore, we look forward to hearing from you as soon as possible. The Company is prepared to file the Amendment No. 1 to the registration statement upon your approval of the draft responses and to file an appropriate acceleration request.

                                        Sincerely,


                                        Douglas M. Lurio
Enclosures

cc:   Mr. George R. Jensen, Jr. (w/o encl.)
      Mr. David DeMedio(w/o encl.)
      Mr. Gerard Emory, CPA ((w/o encl.)